February 26, 2020

William C. Losch, III
Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

       Re: First Horizon National Corporation
           Amendment No. 1 to Registration Statement on Form S-4
           Filed February 10, 2020
           File No. 333-235757

Dear Mr. Losch:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1. We note your response to comment 1. Please disclose on your prospectus cover page the number of depositary shares representing 1/400th of an interest of First Horizon Series B,
       Series C, and Series D shares of preferred stock and the underlying Series B, Series C, and Series D shares of preferred stock you are offering.
The rights of holders of First Horizon common stock, page 49

2. We note your response to comment 14, and that depending on the nature of the claim alleged, the exclusive forum provision in First Horizon's bylaws could apply to actions or proceedings that may arise under the federal securities laws. Please revise to clarify, and
 William C. Losch, III
FirstName LastNameWilliam C. Losch, III
First Horizon National Corporation
Comapany NameFirst Horizon National Corporation
February 26, 2020
Page 2
February 26, 2020 Page 2
FirstName LastName
         separately address, whether this provision applies to actions arising under the Securities
         Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or
         Exchange Act.
3. We further note your response to comment 14, as it relates to the IBKC deposit agreements that are to be assumed by First Horizon at closing. In this regard, we note the governing law sections of the Deposit Agreements in exhibits 4.2, 4.3, and 4.4 indicate that the parties agree that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the
         State of New York or the United States District Court for the Southern District of New
         York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive."
         If these provisions require investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the
         Southern District of New York, please disclose such provision in your registration statement, and disclose whether the provision applies to actions arising under the
         Securities Act or Exchange Act. If the provisions apply to actions arising under the
         Securities Act or Exchange Act, please also clarify this in the risk factor disclosure.
The Merger
Background of the Merger, page 69

4. We note your response to comment 8 and reissue in part. Please clarify which party initially proposed the exchange ratio of First Horizon common stock for each share of
         IBKC.
Opinions of IBKC's Financial Advisors
Opinion of Keefe, Bruyette & Woods, Inc., page 91

5. We note your response to comment 9. We note the statement at page 94 that KBW assumed no responsibility or liability for accuracy of estimates. Please remove this disclaimer. While it may be acceptable to include qualifying language concerning the estimates, please remove the disclaimer relating to the estimates. Material U.S. Federal Income Tax Consequences of the Merger
Tax Consequences of the Merger Generally, page 162

6. We note your response to comment 11 and reissue the comment in part. Please revise the
         Material U.S. Federal Income Tax Consequences of the Merger section to indicate
 William C. Losch, III
First Horizon National Corporation
February 26, 2020
Page 3
         counsels' opinions of each material tax consequence, including whether the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue
         Code. The disclosure on page 162 assumes that the merger will qualify as such, but counsel does not appear to opine upon whether it will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As it appears the tax opinion exhibits will be "short form" tax opinions, please indicate the opinion rendered in the prospectus, as well as remove the description of this section being a "general discussion." Please refer generally to Staff Legal Bulletin No. 19. You may contact David Irving at 202-551-3321 or Robert Klein at
202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameWilliam C. Losch, III                        Sincerely,
Comapany NameFirst Horizon National Corporation
                                                               Division of
Corporation Finance
February 26, 2020 Page 3                                       Office of
Finance
FirstName LastName